ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED SEPTEMBER 14, 2016 AND

THE PROSPECTUS DATED MAY 4, 2015)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-203839

SEPTEMBER 14, 2016

AFLAC INCORPORATED

$300,000,000 2.875% SENIOR NOTES DUE 2026

$400,000,000 4.000% SENIOR NOTES DUE 2046

FINAL TERM SHEET

Dated September 14, 2016

Issuer:	Aflac Incorporated
Securities:	2.875% Senior Notes due 2026 (the “2026 Notes”) 4.000% Senior Notes due 2046 (the “2046 Notes”)
Ratings (Moody’s / S&P)*:	A3 (stable) / A- (stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	September 14, 2016
Settlement Date (T+3):	September 19, 2016
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman, Sachs & Co.; Mizuho Securities USA Inc.; Morgan Stanley & Co. LLC; Wells Fargo Securities, LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; MUFG Securities Americas Inc.; and SMBC Nikko Securities America, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC; J.P. Morgan Securities LLC
Principal Amount:	$300,000,000 (2026 Notes) $400,000,000 (2046 Notes)
Underwriting Discount:	0.650% (2026 Notes) 0.875% (2046 Notes)
Maturity Date:	October 15, 2026 (2026 Notes) October 15, 2046 (2046 Notes)
Coupon:	2.875% (2026 Notes) 4.000% (2046 Notes)
Benchmark Treasury:	1.500% due August 15, 2026 (2026 Notes) 2.500% due May 15, 2046 (2046 Notes)
Spread to Benchmark Treasury:	+ 120 basis points (2026 Notes) + 160 basis points (2046 Notes)
Benchmark Treasury Price / Yield:	98-07 / 1.696% (2026 Notes) 101-05+ / 2.444% (2046 Notes)
Re-offer Yield:	2.896% (2026 Notes) 4.044% (2046 Notes)
Public Offering Price:	99.816% of principal amount (2026 Notes) 99.235% of principal amount (2046 Notes)
Proceeds, Before Expenses:	$690,938,000
Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on April 15, 2017
Record Dates:	April 1 and October 1 of each year

Make-Whole Call:	+20 basis points (prior to July 15, 2026) (2026 Notes) +25 basis points (prior to April 15, 2046) (2046 Notes)
Par Call:	On or after July 15, 2026 (2026 Notes) On or after April 15, 2046 (2046 Notes)
CUSIP/ISIN:	001055 AQ5 / US001055AQ51 (2026 Notes) 001055 AR3 / US001055AR35 (2046 Notes)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The trustee, Bank of New York Mellon Trust Company, N.A., is an affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters in this offering.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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